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Merrill Lynch Investment Partners Inc.


[Globe Appears Here]




ML Global Horizons L.P.




Monthly Statement March 1997
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                            ML Global Horizons L.P.

Dear Limited Partner,

The Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") increased 0.71% during March, closing the month at $152.92 per Unit on March 31, 1997, as compared to $151.84 on February 28, 1997.

Trading results were mixed in March, as whipsaw conditions prevailed in several key markets, exemplified by the correction experienced in the U.S. equity market. Profitable trading for the Fund resulted from positions in agricultural commodities, stock indices and interest rates. Losses were incurred in energy, currency and metals trading.

Despite increased volatility throughout March, agricultural commodity trading resulted in profits for the Fund, primarily through positions in soybeans, corn and coffee. Soybean prices trended mostly upward, reaching their highest level in over eight years, on continued strong demand and fears that inventories would fall to critically low levels before the next harvest. Corn prices were bolstered by the movement in soybean markets, as well as a U.S. Agriculture Department export of soaring exports. After dropping at mid-month, coffee futures rebounded as heavy buying by roasters enforced expectations that supplies would tighten in coming weeks.

Crude oil prices trended upward, early in March, on expectations of demand from refiners seeking to replenish low stock piles ahead of the peak summer driving season. Crude prices reversed later in the month, reflecting the impact of winter which has been significantly warmer than normal. Similarly, heating oil prices peaked on March 19 before retreating for most of the remainder of the month. Unleaded gasoline prices also experienced similar volatility, despite their relative strengthening to crude oil prices due to gasoline inventories having failed to build to near normal levels. Positions in crude oil, heating oil and unleaded gas resulted in trading losses for the Fund.

U.S. bond prices continued to trend downward throughout the month, as reports showing the strength of the U.S. economy, adding to anticipation of an increase in interest rates by the U.S. Federal Reserve. On March 15, the Fed fulfilled investors' expectations and raised short-term interest rates for the first time in more than two years in an effort to counter inflationary imbalances developing in the economy. French and German bonds moved similarly to U.S. bonds for much of March, until a reversal of their downward price movement near the end of the month. Despite losses in non-dollar interest rate trading, gains resulting from U.S. Treasury securities and Eurodollar deposits resulted in overall profits from interest rate trading.

As of April 1, 1997 the Fund's assets were allocated as follows:

Trading Advisor                                      % Allocation
---------------                                      ------------
Chesapeake Capital Corporation                           37.12
John W. Henry & Company, Inc.                            24.04
ARA Portfolio Management Company, L.L.C.                 13.48
Graham Capital Management, L.P.                           9.46
Willowbridge Associates Inc.                              9.46
Di Tomasso Group Inc.                                     6.44
                                                        -------
                                                        100.00%

Despite increased volatility and several trend reversals, most Advisors were able to minimize losses and in some cases generate profits through disciplined risk management. We look forward to increased profitability for the Fund as trends reemerge in key markets.

                        Sincerely,
                        John R. Frawley, Jr.
                        President and Chief Executive Officer
                        Merrill Lynch Investment Partners Inc.
                        (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH A RECENT MONTHLY REPORT FOR THE FUND. THESE MATERIALS CONTAIN IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.


                            ML Global Horizons L.P.
                                March 31, 1997
                    Statement of Changes in Net Asset Value


Net Asset Value (581,496 Units) at February 28, 1997               $88,294,060
Plus Additions of 0 Units                                                    0
Net Income/(Loss) for March 1997                                       629,675
Less Redemptions of 2,430 Units                                       (371,596)
                                                                   -----------
Net Asset Value (579,066 Units) at March 31, 1997                  $88,552,139
                                                                   ===========
Net Asset Value per Unit at March 31, 1997                         $    152.92
                                                                   ===========

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                          Statement of Income/(Loss)

                                                                      March
                                                                   -----------
Revenues:
Realized Profit/(Loss)                                             $ 3,914,720
Change in Unrealized Profit/(Loss)                                  (2,934,654)
                                                                   -----------
Total Trading Results                                                  980,066

Interest Income                                                        380,446
                                                                   -----------
Total Revenues                                                       1,360,512

Expenses:
Brokerage Commissions                                                  550,609
Administrative Fee                                                      18,986
Allocation of New Profit Share                                         134,133
Incentive Fee Override                                                  27,109
                                                                   -----------
Total Expenses                                                         730,837
                                                                   -----------
Net Income/(Loss)                                                  $   629,675
                                                                   ===========

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                        /s/  James M. Bernard

                                        James M. Bernard
                                        Chief Financial Officer
                                        Merrill Lynch Investment Partners Inc.



Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York  10080-6106

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